# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nuveen Quality Municipal Income Fund, CIK 0001083839
CUSIP: 67066V796
Title of class of securities: PREFERRED SHARES
Address of issuer's principal executive offices: JOHN NUVEEN & CO, 333 W WACKER DR, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001140361-13-045926
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,995; sole dispositive power 0; shared dispositive power 7,995; aggregate amount beneficially owned 7,995 (48.4% of the class)
- Banc of America Preferred Funding Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,995; sole dispositive power 0; shared dispositive power 7,995; aggregate amount beneficially owned 7,995 (48.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: PREFERRED SHARES
Name of issuer: Nuveen Quality Municipal Income Fund
Address of issuer's principal executive offices: JOHN NUVEEN & CO, 333 W WACKER DR, CHICAGO, Illinois (IL), 60606
Comment:
This Amendment No. 13 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 10, 2013 and filed with the SEC on December 12, 2013 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the adjustable rate munifund term preferred shares ("AMTP Shares") and the munifund preferred shares ("MFP Shares" CUSIP Number: 67066V796, 67066V788, 67066V770, 67066V762) of Nuveen Quality Municipal Income Fund (the "Issuer") formerly known as Nuveen Dividend Advantage Municipal Fund.

This Amendment is being filed solely to report a change of the percent of class beneficially owned by the Reporting Persons due to the outstanding shares of the preferred class of the Issuer decreasing to 16,526 shares as reported by the Issuer to the Reporting Persons on December 17, 2024.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D, as amended, is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 10 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 10 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D, as amended, is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 - Power of Attorney

Exhibit 99.3 - Schedule I

Exhibit 99.4 - Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz (12/19/2024)
- Banc of America Preferred Funding Corp: /s/ Andres Ortiz, Andres Ortiz (12/19/2024)